Exhibit 99.5
Memorandum

To:	All District Managers and Market Managers

From:	Gary Rada

CC:	Human Resource Managers

Date:	September 18, 2007

Re:	AAH Holdings Corporation-Factory Card & Party Outlet transaction communication
As you know, today we have announced that a subsidiary of AAH Holdings Corporation has agreed to acquire all outstanding shares of FCPO for $16.50 per share. AAH Holdings, is a company owned by Berkshire Partners, Weston Presidio and AAH Management. AAH Holdings designs, manufactures, and distributes party goods, including paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery and has annual sales of about $1.4 billion.
Due to the highly confidential nature of the transaction, we were not able to give everyone inside the company much advance notice of the news. In the interest of getting information to all associates quickly, Tim Gower and I will be sharing the news directly with store managers this morning in a 9:30 a.m. CST teleconference. Store managers will then receive communication materials (talking points, Q&A, associate letters) to help them discuss the news with their assistant managers (calling those not in the store) and then all other associates at the beginning of their shifts, starting immediately after the meeting.
FCPO’s management team and I are committed to sharing information with you and other leaders as soon as it is available. To that end, you are invited to an in-person meeting for all district managers and market managers on September 21 to talk with us face-to-face about the transaction, give us your perspectives and help us identify any issues that could arise. We will dedicate a good deal of time to answering your questions at this meeting. After this meeting and as news is available, we will be sending a summary of relevant discussion on the transaction to all associates.
I ask you, as a member of management, to both support the transaction and act as a communication role model. This entails having a dialogue with store managers and associates, as they will likely have many questions and will look to you for insight. Here’s what I ask of each of you:
▪	Share relevant information with store managers as it becomes available.

▪	Encourage your staff to ask questions and surface associates’ questions to you. Document questions and send to ____________________@factorycard.com or leave a voicemail at 800-________, extension ____. We will be expecting questions from all districts.

▪	Don’t speculate on what will happen after the transaction is complete. If you don’t know the answer to a question, don’t feel pressured to make one up; get more information from your manager or direct associates to submit questions to the email or voicemail inbox. Please also refer to the included Q&A for answers.

▪	Direct any media inquiries to our Director of Marketing, Sean Wheatley at 630-579-2164.
Below are some brief talking points you may use in your direct communications with your associates:
▪	Transaction overview
o	A subsidiary of AAH Holdings Corporation has agreed to acquire all outstanding shares of FCPO for $16.50 per share, representing an extraordinary price for our company. This validates the strength of FCPO’s unique positioning as a leading retailer of value-priced social expressions and party supplies.

o	The transaction is subject to customary closing conditions. AAH Holdings Corporation expects to fund the purchase of FCPO and meet the financing needs of both companies with its existing resources and lines of credit, so closing does not rely on AAH Holdings Corporation’s ability to obtain financing. We expect the transaction will close sometime between October – December of this year.

o	We will benefit from AAH Holdings Corporation’s respected creative resources and global supply chain expertise.

o	This transaction represents a deepening of our 20-year partnership with AAH Holdings Corporation.
▪	FCPO will continue to operate as a separate company with its own brand name and product strategy
o	Our officers support this transaction and will remain in place to lead our company.

o	Our company’s values will not change as a result of this transaction. We do not anticipate changes in personnel, associate compensation or benefits, though we continuously review our plans as a normal course of business.
▪	We must keep our commitments to our customers
o	We’ve earned a premium price for our stock by delivering on our customers’ expectations; we must continue this. Associates are a key part of our success.

o	It’s important not to allow change to become a distraction from serving our customers; the service we offer will endure as we become a private company.

o	If customers ask about the transaction, tell them that FCPO will continue to run as a separate company, retaining our name. We are not changing our values or what we mean to customers.
▪	We are committed to sharing information with associates as soon as possible
o	We don’t have all the answers yet, but we will keep you updated on the transaction and answer your questions when we can.

o	Associates should raise questions with their manager, email ____________________@factorycard.com or leave a voicemail at 800-____________, extension ____.
Thank you for your support of the transaction. I look forward to seeing you on September 21 to talk more about the transaction and get your perspectives.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This memorandum is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this memorandum has not commenced. At the time the offer is commenced, a wholly-owned subsidiary of Amscan will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site at www.sec.gov.

Certain statements in this document regarding the proposed acquisition of Factory Card & Party Outlet Corp., the expected timetable for completing the transaction, potential benefits and synergies of the transaction, future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements that are based on management’s beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes,” “will,” “plans,” “anticipates,” “expects” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to satisfy the merger agreement conditions and consummate the transaction, the ability to realize anticipated synergies and cost savings; and the other factors described in Factory Card & Party Outlet Corp.’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and its subsequent SEC filings. This document speaks only as of its date, and Factory Card & Party Outlet Corp. disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document except to the extent required by law.